Exhibit 99.1

Youlife Group Inc. Announces Non-Binding Letter of Intent as It explores Strategic Expansion in China’s Blue-Collar Service Market

BEIJING, December 12, 2025 /PRNewswire/ – Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that it has entered into a non-binding letter of intent (the “LOI”), expressing its intention to acquire four regional human resources service companies (the “Target Companies”) through a proposed pure-equity transaction. The LOI represents a major step in the Youlife’s evolution from pure organic growth to a dual-engine strategy combining organic expansion and strategic M&A.

Under the non-binding LOI, Youlife and the sellers intend to undertake an internal restructuring to consolidate the Target Companies under an offshore holding structure. Upon completion of this restructuring, Youlife may consider acquiring the holding entity through an equity-based transaction involving newly issued shares of Youlife, subject to further evaluation, due diligence, valuation, and negotiation and execution of definitive agreements.

The contemplated structure is designed to preserve cash resources while aligning long-term interests between both parties. Any potential share consideration is expected to include performance-based mechanisms that would help safeguard shareholder value and ensure ongoing alignment. All terms remain under discussion, and the LOI does not obligate either party to proceed unless and until definitive agreements are executed.

The Target Companies have long-standing operations in job placement, flexible staffing, and regional workforce management across multiple provinces in China. They have strong presence in labor-intensive verticals such as logistics and livestock farming, serving key clients include market-leading enterprises. The intended acquisition will reinforce Youlife’s full-cycle blue-collar service ecosystem, which spans vocational education, recruitment, and employee management. If completed, the acquisition is expected to broaden Youlife’s geographic reach, enhance network density, and create opportunities for future operational synergies.

Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Youlife, emphasized, “this LOI represents a meaningful step in our commitment to integrating regional strengths into a unified, high-quality, nationwide blue-collar service platform. China’s blue-collar human resources sector is undergoing significant transformation, driven by industrial upgrading, rising compliance requirements, and the rapid adoption of digital and AI-enabled workforce solutions. These trends are creating new opportunities for consolidation and platform-driven models.

Upon completion, we believe the Target Companies’ regional expertise, combined with Youlife’s nationwide ecosystem and our AI-powered ‘DeepBlue Brain’ matching engine, could enhance our ability to deliver standardized, efficient, and technology-driven workforce solutions across the country. This is a meaningful step forward in strengthening Youlife’s long-term development path and leadership position in China’s blue-collar service market.”

Ms. Liqun Yao, acting Chief Financial Officer of Youlife, added, “The non-binding LOI reflects our disciplined approach to evaluating strategic opportunities. By using an equity-based structure tied to the future performance of the acquired businesses, we would be able to preserve cash, maintain financial flexibility, and align incentives with long-term shareholder value.”

The Company has not entered into definitive transaction agreements with the sellers, and the execution of any definitive agreements is contingent upon the commercial negotiations with the sellers and the completion of the relevant legal and financial due diligence. There is no guarantee that the contemplated transactions will take place under the current terms or timeline, or at all. Shareholders are cautioned not to place undue reliance on this preliminary announcement.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Sufang Fu
youlife.ir@youlanw.com
(86) 18280935910